January 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nasreen Mohammed

Linda Cvrkel

Taylor Beech

Katherine Bagley

Re:	B. Riley Principal 150 Merger Corp.

Draft Registration Statement on Form S-4

Submitted November 8, 2021

CIK No. 0001839360

Dear Ms. Bagley:

On behalf of our client, B. Riley Principal 150 Merger Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 7, 2021 (the “Comment Letter”), with respect to the above-referenced draft registration statement on Form S-4 submitted on November 8, 2021 (the “Draft Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Registration Statement.

Draft Registration Statement on Form S-4 Submitted November 8, 2021

Cover Page

1.	We note your disclosure that “the outstanding principal and accrued interest upon certain convertible promissory notes of FaZe (‘FaZe Notes’) shall be converted into FaZe common stock (such exercises and conversions, collectively, the ‘Company Conversion’).” Please amend your disclosure to provide an estimate of the amount of shares of FaZe common stock that will be issued pursuant to the Company Conversion, and discuss the potential dilutive impact of this conversion on public shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover page of Amendment No. 1 to the Registration Statement to provide the number of shares of New FaZe common stock expected to be issued pursuant to the Company Conversion, assuming the Merger would close on December 26, 2021. The Company respectfully advises the Staff that the Company Conversion will not cause additional dilution because the shares of New FaZe common stock to be issued in respect of the Company Conversion are included in the aggregate merger consideration to FaZe security holders as set forth in the Merger Agreement.

United States Securities and Exchange Commission

January 6, 2022

Certain Defined Terms, page 2

2.	Throughout your filing, you refer to fans, consumers, users, and customers. Please revise your disclosure to clarify the differences between these terms, as they are used throughout your filings, sometimes interchangeably. Please also clearly define the differences between talent, partners, and collaborators.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 6, and 7 of Amendment No. 1 to the Registration Statement to add the terms “collaborator”, “collaboration”, “consumer”, “customer”, “fan”, “partner”, and “talent” to as defined terms. The Company has also revised the disclosure throughout Amendment No. 1 to the Registration Statement to clarify the terms where used. The Company respectfully notes for the Staff that the term “fans” refers to FaZe’s social media reach across all platforms and references to fans as “subscribers” or “followers” depend on the platform (e.g., YouTube refers to fans as “subscribers” while Instagram refers to them as “followers”). The term “customers” refers to purchasers of retail goods sold by FaZe. “Talent” refers to content creators, “partners” refers to sponsorship partners, and “collaborators” refers to any business or individual with which FaZe creates digital content or consumer goods.

Q: What equity stake will current BRPM Stockholders and FaZe Stockholders hold . . ., page 14

3.	Please revise your disclosure regarding the ownership of the post-combination company to:

●	Present the Sponsor’s aggregate ownership interest instead of allocating the Sponsor’s interest between the PIPE Investors and the Sponsor;

●	Disclose the Sponsor’s and its affiliates’ total potential ownership interest assuming exercise and conversion of all convertible securities. In this regard, it appears you are excluding the shares of common stock underlying BRPM warrants;

●	Offer at least one additional interim redemption scenario between those you currently present; and

●	Show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level.

United States Securities and Exchange Commission

January 6, 2022

Please make conforming revisions throughout your filing.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 14 of Amendment No. 1 to the Registration Statement and has made conforming changes throughout the filing to present the Sponsor’s and FaZe Stockholders’ respective ownership on an aggregate basis, to present the effect of the exercise of all outstanding warrants, and to include an additional interim redemption scenario. Additionally, on page 15 of Amendment No. 1 to the Registration Statement, the Company has added a table to show the impact of each redemption level on the per share value of the Public Shares owned by non-redeeming shareholders.

Q: May our Sponsor and our officers and directors purchase Public Shares . . ., page 20

4.	We note your disclosure that “the Sponsor, FaZe and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal.” Please tell us how these purchases comply with Rule 14e-5 of the Exchange Act.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that for any transactions that it may undertake, it would only do so in compliance with Rule 14e-5, providing requisite disclosure of the terms of such transaction in Commission filings. The Company also informs the Staff that it has no current plans or intentions to enter into any of the transactions captured by the noted disclosure.

Summary of the Proxy Statement/Prospectus, page 25

5.	Please include the disclosure required by Items 3(g) and (h) of Form S-4.

Response: The Company respectfully advises the Staff that there is no public market for the securities of FaZe Clan Inc. (“FaZe”) and therefore there is no historical market value information it can provide in response to Item 3(g) of Form S-4. We refer the Staff to the existing disclosure on page 52 of the Draft Registration Statement. The Company has also revised the disclosure on pages 15 and 53 of Amendment No. 1 to the Registration Statement to include the market value of the Company’s securities on October 22, 2021, the trading date preceding public announcement of the proposed business combination.

The Company further advises the Staff that disclosure as required by Item 3(h) of Form S-4 appears throughout the Draft Registration Statement, including on the proxy statement cover page and pages 12, 19, 80 and 161.

United States Securities and Exchange Commission

January 6, 2022

The PIPE Investment, page 30

6.	Please identify the FaZe PIPE Investor, or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the prospectus cover page and page 5 of Amendment No. 1 to the Registration Statement to identify Cox Investment Holdings, Inc. as the FaZe PIPE Investor.

Interests of BRPM’s Directors and Officers in the Business Combination, page 36

7.	We note your disclosure on page 34 that “The BRPM Board considered the corporate governance provisions of the Proposed Charter and the effect of those provisions on the governance of FaZe following the Closing.” Please briefly describe the risks or negative factors considered with respect to the effect of the provisions on the Proposed Charter on the governance of FaZe following the completion of the business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 35-36 and 127 of Amendment No. 1 to the Registration Statement to provide a discussion of the negative factors considered with respect of the effect of the provisions of the Proposed Charter on the governance of New FaZe, namely, provisions in the Proposed Charter that may make it more difficult for New FaZe Stockholders to exercise control over New FaZe following the completion of the business combination.

8.	Please disclose the length of time following the business combination that you will continue to indemnify your directors and officers and maintain a directors’ and officers’ liability insurance policy.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 40 and 133 of Amendment No. 1 to the Registration Statement accordingly.

9.	Please revise your presentation of the aggregate amount the Sponsor and its affiliates have at risk that depends upon the completion of a business combination to include the $6,037,500 fee payable to B. Riley Securities pursuant to the Business Combination Marketing Agreement and any deferred underwriting fees from BRPM’s IPO payable to B. Riley Securities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 41 and 83 of Amendment No. 1 to the Registration Statement to include the $6,037,500 fee payable to B. Riley Securities pursuant to the Business Combination Marketing Agreement and the $1,715,000 fee payable to B. Riley Securities for acting as placement agent of the PIPE Investment. Since the $22,000,000 PIPE Investment to be made by the Sponsor Related PIPE Investors is not at risk because the PIPE will not be funded if the Business Combination is not completed, the Company has removed such disclosure accordingly.

United States Securities and Exchange Commission

January 6, 2022

Risk Factors, page 53

10.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. In addition, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 79-81 of Amendment No. 1 to the Registration Statement to highlight material risks to Public Warrant holders and to clarify that recent common stock trading prices do not exceed the threshold that would allow the Company to redeem the Public Warrants. The Company has explained the steps that the Company will take to notify shareholders regarding when the Public Warrants become eligible for redemption on pages 80 and 219-222 of Amendment No. 1 to the Registration Statement. The Company has also added disclosure on page 19 of Amendment No. 1 to the Registration Statement to quantify the value of warrants that may be retained by redeeming stockholders assuming maximum redemptions and has included cross-references to the discussion in the Risk Factors section.

“We have experienced rapid growth since our inception . . .”, page 54

11.	We note your disclosure that you have experienced rapid growth in the U.S. and internationally since your inception. Please clarify what is meant by “rapid growth,” and disclose whether this growth refers to the increase in your revenue alone or other additional factors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 55 of Amendment No. 1 to the Registration Statement to clarify the meaning of “rapid growth” and the factors contributing to it.

“Esports professionals, influencers and content creators . . .”, page 55

12.	Please file the agreement with the creator who accounted for 16% of your revenue for the year ended December 31, 2020, and identify the creator in your filing. Please also briefly describe the material terms of the agreement, including the duration of the agreement.

Response: The Company acknowledges the Staff’s comment, and advises the Staff that the talent agreement referred to here is with FaZe Rug, one of the Company’s talent. The Company has revised the disclosure on page 187 of Amendment No. 1 to the Registration Statement to refer to the creator and describe the general terms of talent agreements, including the duration. The Company notes that FaZe’s talent agreements all follow the same form. The Company further confirms that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to this agreement, and has concluded that such agreement is not required to be filed as an exhibit to the Registration Statement.

United States Securities and Exchange Commission

January 6, 2022

Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products or services...” The Company is informed by FaZe that FaZe’s talent agreements, all of which follow a form, are such that ordinarily accompany the kind of business conducted by FaZe, and therefore all made in the ordinary course of business, none of which FaZe is substantially dependent upon and none of which accounts for the sale of the major part of the Company’s products and services. Although this content creator is a valuable talent who accounted for 16% of the Company’s revenues in 2020, the agreement with this content creator is one of many talent agreements that FaZe enters into in the ordinary course of its business with its expanding talent roster. FaZe is not “substantially dependent” (as provided in Item 601(b)(10)(ii)(B) of Regulation S-K) on this talent agreement or any of its talent agreements, as FaZe does not depend on this or any one of its talent agreements financially or otherwise, and this talent agreement does not account, by itself, for the sale of “the major part of FaZe’s products and services” (as provided in Item 601(b)(10)(ii)(B) of Regulation S-K).

Moreover, the Company notes that the percentage of FaZe’s total revenues generated pursuant to this particular agreement was disproportionately higher in 2020 due in part to a one time live event hosted by this content creator. Further, as FaZe continues to sign additional talent agreements, this agreement has and will continue to become less material to the Company’s business and financial condition. If a different content creator hosts a similar event in a future period or generates additional revenue through the sale of content to third parties, such content creator may, for such period, represent a higher than usual percent of revenue for such period. Such individual events or sales of content are not indicative of ongoing materiality to FaZe. Accordingly, the Company has determined not to file this agreement as an exhibit under Item 601(b)(10) of Regulation S K.

“Our business, content, and products . .. .”, page 68

13.	You disclose that “Certain of our digital content offerings are subject to new laws or regulations or evolving interpretations and application of existing laws and regulations. The growth and development of electronic commerce, virtual items and virtual currencies has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and distribution of content in certain territories.” Please expand your discussion to identify the certain digital content offerings, and to describe the specific laws and regulations that have limited or restricted the sale and distribution of your products and content, if material.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 69-70 and 193-194 of Amendment No. 1 to the Registration Statement to identify the digital content offerings that are subject to new and evolving laws and to describe such laws.

United States Securities and Exchange Commission

January 6, 2022

“The Public Stockholders will experience dilution . . .”, page 81

14.	Please revise your disclosure to include at least one interim redemption scenario.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Amendment No. 1 to the Registration Statement to include an interim redemption scenario.

The Merger Agreement

Representations and Warranties, page 102

15.	We note your bullet points throughout this section providing the general topics covered by the representations and warranties of each party. Where material, please amend your disclosure to describe the specific representations and warranties of each of the parties covered by these general bullet points.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 106-109 of Amendment No. 1 to the Registration Statement to provide additional details with respect to material aspects to certain representations and warranties of the parties.

Background to the Business Combination, page 111

16.	Please disclose in more detail the relationship between FaZe and theMaven, Inc. In addition, please clarify how the BRPM Board considered the potential conflict of interest presented by Mr. Levinsohn’s prior relationship with FaZe in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 117 of Amendment No. 1 to the Registration Statement to clarify that Mr. Levinsohn is the Chief Executive Officer of theMaven, Inc. (“theMaven”), a technology company which publishes Sports Illustrated, among other publications. Mr. Levinsohn knew of FaZe through theMaven because FaZe was featured on the cover of Sports Illustrated’s July 2021 issue. The Company respectfully informs the Staff that FaZe does not have a material relationship with theMaven.

The Company further informs the Staff that Mr. Levinsohn is not an executive officer or director of FaZe, does not hold any securities in FaZe or have any financial interest in FaZe. Mr. Levinsohn’s interest in the business combination has been disclosed on pages 39-41 and 131-133 of Amendment No. 1 to the Registration Statement as part of the “Interests of BRPM’s Directors and Officers in the Business Combination” section of the filing.

United States Securities and Exchange Commission

January 6, 2022

17.	BRPM’s current charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 131 of Amendment No. 1 to the Registration Statement to describe the waiver of the corporate opportunity doctrine. The Company respectfully informs the Staff that there were no corporate opportunities that were not presented as a result of this provision in the Company’s current charter.

18.	We note your disclosure that between July 18, 2021 and July 29, 2021, BRPM and FaZe discussed the pre-money equity value of FaZe being between $600 million and $650 million. Please clarify whether BRPM or FaZe proposed an initial valuation figure, what that valuation figure was, how the amount evolved throughout the negotiations, and when the parties came to agreement on the final $650 million pre-money equity value.

Response: The Company has revised its disclosure on pages 117-119 of Amendment No. 1 to the Registration Statement to provide additional detail with respect to the discussions around the valuation of FaZe’s business to address the Staff’s comment.

19.	We note that starting July 18, 2021, the parties began negotiating a letter of intent, which culminated in an executed letter of intent on July 29, 2021. Please revise the discussion to discuss the material terms of the initial letter of intent and subsequently exchanged drafts, proposals or any feedback or negotiations related thereto in greater detail. In this regard, we note that the included summaries are brief and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination. For example, you disclose on page 112 that, between July 18, 2021 and July 29, 2021, BRPM and FaZe negotiated the letter of intent, focusing on the pre-money equity value of FaZe, the post-closing ownership of the current FaZe security holders, the minimum cash at closing of the business combination, and the required size of the PIPE Investment and other conditions needed to consummate the potential transaction, but you do not provide detail about the relevant positions of each party and how they ultimately came to an agreement upon these terms. In your revised disclosure, explain the reason and significance of the issues and terms discussed, each party’s position on such issues, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 117-119 of Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

January 6, 2022

20.	We note that BRPM engaged in an extended period of due diligence from July 16, 2021 to October 15, 2021. Please disclose if and how that due diligence effort impacted the terms of the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 121 of Amendment No. 1 to the Registration Statement.

21.	We note your disclosure that on August 15, 2021 and August 17, 2021, Mr. Shribman began conversations with FaZe to begin the discussion of the board member search for the post-closing company. Please include more detail regarding the negotiations around the post-closing company board structure and disclose whether any parties will have board designation rights.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 121 of Amendment No. 1 to the Registration Statement accordingly.

22.	We note your disclosure on page 112 that on July 9, 2021, an initial conference call took place with management of BRPM, FaZe, Citigroup, M. Klein and Company, and Evolution Media Capital. We also note your disclosure on page 113 that prior to the execution of the LOI, FaZe engaged Citigroup, EM Securities LLC and M Klein for the provision of capital markets advisory services in connection with the proposed Business Combination. Please clarify the role of each advisor throughout your disclosure in this section, and quantify any fees payable to these advisors for their services, including fees upon consummation of the Business Combination, and additional performance fees at FaZe’s discretion. Please also tell us whether any of these financial advisors delivered any reports to the BRPM Board that were materially related to the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 119 of Amendment No. 1 to the Registration Statement to clarify the role of each advisor and quantify the fees payable to the advisors for their services. The Company respectfully advises the Staff that none of the financial advisors to FaZe provided any reports to the BRPM Board that were materially related to the Business Combination.

23.	We note your disclosure on page 114 that “Telephonic conference calls were held on: (i) August 20, 2021 to discuss general legal matters, (ii) October 11, 2021 to discuss general business and finance matters, (iii) October 11, 2021 to discuss tax matters, (iv) October 13, 2021 to discuss employment compensation and benefits matters, and (v) October 14, 2021, to discuss intellectual property, cybersecurity and data privacy matters.” Please provide additional detail regarding the matters discussed at each of these meetings, rather than general disclosure of the topics discussed. Make conforming changes throughout your disclosure, including relative positions of the parties related to these matters and negotiations of these terms at each meeting

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 120-121 of Amendment No. 1 to the Registration Statement and has made conforming changes throughout, including the relative negotiating positions of the parties.

United States Securities and Exchange Commission

January 6, 2022

The BRPM Board’s Reasons for the Approval of the Business Combination, page 116

24.	Please amend your disclosure to provide support for your statement that FaZe has a “large addressable market.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 34 and 125 of Amendment No. 1 to the Registration Statement.

Certain Projected Information, page 118

25.	We note your disclosure on page 119 that BRPM undertakes no obligations and expressly disclaims any responsibility to update or revise, or publicly disclose any update or revision to the projections, for events that may have occurred or that may occur after preparation of the projections, even in the event that any or all of the assumptions underlying the projections are in error or change. Please revise to state when such projections were prepared and confirm whether or the projections still reflect management’s views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections. Please also advise us as to the circumstances that could arise where all of the assumptions shown are in error yet BRPM would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the federal securities law is the exception in such instances, especially in the context of the proposed transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 122 and 128 of Amendment No. 1 to the Registration Statement to state that the FaZe projections were prepared by FaZe management in September 2021, and are provided in the proxy statement/prospectus to describe the considerations, including these projections, that the BRPM Board factored in evaluating and approving the Business Combination. The Company has revised its disclosure on page 129 of Amendment No. 1 to the Registration Statement to address a registrant’s responsibility to make full and prompt disclosure as required by applicable federal securities laws.

United States Securities and Exchange Commission

January 6, 2022

The Company advises the Staff that the projections formed only a part of the analysis undertaken by the BRPM Board in connection with the approval of the Business Combination. In light of the number and variety of factors considered by the BRPM Board, and the fact that projections were based on information available to the management of FaZe at the time when they were prepared and do not represent assurances of FaZe’s future performance, the BRPM Board did not consider it practicable to and did not attempt to quantify or otherwise assign relative weights to any of the foregoing inputs and based its decision on all of the information available and the factors presented to and considered by it. In addition, for any given factor individual directors may have assigned different weight. At the time that it approved the Business Combination, the BRPM Board viewed its position as being based on the information available and the factors presented to and considered by it and believed it had the necessary information to make an informed decision. The BRPM Board meets regularly and receives updated information from BRPM with respect to the status of the proposed Business Combination, including the status of the Staff’s review of the Registration Statement and the business performance of FaZe. The Company will update its disclosure in the Registration Statement as required by applicable federal securities laws.

In the course of updating disclosures in the Registration Statement to reflect historical results for the year ending December 31, 2021 (and the quarter ending March 31, 2022 if the Registration Statement has not been declared effective by such date), in accordance with the disclosure requirements of Item 17(b)(5) of Form S-4 and Item 303 of Regulation S-K, FaZe will discuss its financial condition, including its liquidity and capital resources and results of operations, and to the extent that the assumptions underlying FaZe’s projections would prove to no longer be accurate in light of FaZe’s historical performance and market conditions, known trends, and FaZe’s liquidity needs necessary to finance the growth prior to the completion of the proposed Business Combination, FaZe will evaluate the need to update the disclosure accordingly.

26.	We note your disclosure on page 112 that the $600-$650 million pre-money equity valuation discussed while negotiating the letter of intent was determined by comparing the projected pro forma enterprise valuation of FaZe based on 2023 and 2024 revenue metrics to a range of public comparable companies within several related sectors, including premium content/intellectual property, sports teams, games/Esports, lifestyle brands, and digital platforms, and that the BRPM Board concluded the pre-money equity valuation of FaZe was an attractive value. However, in this section you include not only revenue, but also gross profit and Adjusted EBIDTA projections, for a longer period from 2021 through 2025, and you have not included any comparable companies analysis. Please tell us whether the projections referred to on page 112 are the same projections disclosed on page 119, and if not, please include such projections in your filing. Please include the comparable companies analysis that the board reviewed as well, including identification of the comparable companies and the relevant enterprise valuation of the companies considered.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 2023 and 2024 revenue metrics discussed on page 112 of the Draft Registration Statement are included in the FaZe Forecasts discussed on page 119 of the Draft Registration Statement. The Company has revised its disclosure on pages 124-125 of Amendment No. 1 to the Registration Statement to include the comparable companies analysis reviewed by the BRPM Board in response to the Staff’s comment.

United States Securities and Exchange Commission

January 6, 2022

27.	We note the investor presentation for prospective investors in the PIPE Subscription that was included in the 8-K BRPM filed on October 25, 2021. We note the presentation includes a similar set of projections to the projections discussed on page 119 but also includes different underlying assumptions. Please tell us whether the projections contained in the investor presentation are different from the projections included in your filing. If so, please include such projections in your filing, explain the material differences, and clarify whether the Board considered the additional analyses in recommending that the BRPM shareholders approve the transaction. To the extent a third party prepared the projections and provided it to BRPM, please include the information required by Item 1015(b) of Regulation M-A.

Response: The Company respectfully advises the Staff that the projections discussed on page 119 of the Draft Registration Statement are the same as the projections discussed in the investor presentation for prospective PIPE investors furnished as an exhibit to the Company’s Current Report on Form 8-K filed on October 25, 2021, and there is no difference in the projected numbers or underlying assumptions between the two filings. The Company further notes for the Staff that such projections were prepared by FaZe, and not by a third party, and were provided to BRPM management and the BRPM Board for use as a component of the overall evaluation of FaZe.

The Company has revised its disclosure on page 130 of Amendment No. 1 to the Registration Statement to clarify the assumptions underlying the projections and harmonize the disclosure here with the disclosure in the investor presentation in response to the Staff’s comment.

28.	Please disclose the process for preparing the projections, including how and why the timeframe leading out to 2025 projected financial results was selected. Please also disclose whether or not the projections are in line with historic operating trends, and if not, explain why the change in trends is appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 129-130 of Amendment No. 1 to the Registration Statement.

29.	Please quantify, where applicable, the underlying assumptions discussed on page 119.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 130 of Amendment No. 1 to the Registration Statement.

The Binding Charter Proposals

Binding Charter Proposal A

Classification of Board, page 125

30.	State whether vacancies which occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be so filled for the remainder of the full term. Refer to Instruction 1 to Item 19 of Schedule 14A.

Response: In response to the Staff’s comment, the Company has added this disclosure on pages 137, 141 and 223 of Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

January 6, 2022

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 156

31.	Refer to footnote (F) – Please revise to disclose the conversion terms of the FaZe Notes that are being converted to equity in connection with the business combination transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 168 of Amendment No. 1 to the Registration Statement.

32.	Refer to footnote (G) – Please explain in footnote (G) why the liability classified warrants will be converted to equity in connection with the business combination transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 168 of Amendment No. 1 to the Registration Statement. In addition, the Company respectfully advises the Staff that the two main considerations resulting in a change of classification of the Public Warrants from liability to equity upon closing are:

(i)	The BRPM Class A common stock underlying the Public Warrants are no longer subject to redemption; and

(ii)	Public Warrants qualify for equity classification as they are indexed to the Company’s own stock and meet the criteria for equity classification per ASC 815-40 Contracts in an Entity’s Own Equity. Specifically, the tender offer and change of control provisions contained in Section 4.4 of the Warrant Agreement, dated as of February 18, 2021, by and between BRPM and Continental Stock Transfer & Trust Company (“Warrant Agreement”) caused the Public Warrants to be liability classified prior to the Merger as there were two classes of voting stock (BRPM Class A common stock and BRPM Class B common stock) such that a tender offer potentially would not constitute a change of control, but all underlying Public Warrant holders would still be eligible to receive cash for such Public Warrants.

After the completion of the Merger, New FaZe will have a single class of voting stock (New FaZe common stock) that controls the entity, resulting in all underlying stockholders receiving the same consideration upon a tender offer which would also qualify as a change of control. In addition, after the Merger, New FaZe will have no other voting securities, and the tender offer provision only pertains to the Public Warrants on this single class of shares.

Based on these facts, liability classification of the Public Warrants is not required after the Merger because in any cash settlement of Public Warrants, the group of common stockholders before the tender offer no longer controls the entity after the tender offer given there is only a single class of voting securities in the post-merger entity. Specifically, a tender offer would also result in a change of control. Pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) paragraph 815-40-55-3, in a change of control provision that permits the holders to receive the same form of consideration as holders of shares underlying the contract (Public Warrants), permanent equity classification is not precluded as a result of such change of control provision. Therefore, Section 4.4 of the Warrant Agreement does not preclude equity classification of the Public Warrants after the Merger.

33.	Refer to footnote (J) – Please disclose the conversion terms by which the FaZe preferred stock will convert to common stock in connection with the business combination transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 168 of Amendment No. 1 to the Registration Statement.

34.	Refer to footnote (K) – Please disclose the significant assumptions used to determine the impact of the accelerated vesting of the FaZe stock options.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 168 of Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

January 6, 2022

4. Net Loss Per Share, page 158

35.	Please revise to explain in further detail how you calculated or determined the weighted average shares of Class A common stock outstanding under both the no redemption and maximum redemption scenarios.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 170 of Amendment No. 1 to the Registration Statement.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 158

36.	Refer to footnote (BB) – Please revise to disclose the amount of debt converted and the related interest rate thereon that were used to calculate this pro forma adjustment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 169 to Amendment No. 1 to the Registration Statement.

37.	Refer to footnote (EE) – Please revise to disclose the amount of the PPP loan repaid and the related interest rate thereon that were used to calculate this pro forma adjustment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 169 of Amendment No. 1 to the Registration Statement.

38.	Refer to footnote (II) – Please revise to disclose how you calculated or determined the amount of the loss on extinguishment of debt and the amortization of the beneficial conversion feature related to the conversion of the FaZe notes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 170 of Amendment No. 1 to the Registration Statement.

Business of New FaZe, page 174

39.	Please amend your disclosure to add a discussion of your customer concentrations that are referenced on pages 55 and F-37.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 187 of Amendment No. 1 to the Registration Statement to reference the customer concentrations disclosed on page 55 and F-37 of the Draft Registration Statement.

40.	We note your disclosure that you have established “a large and engaged global audience with a strong loyalty to the FaZe brand.” Please tell us how management tracks customer loyalty to the FaZe brand and what consideration you gave to including any such metrics in the filing. As a related matter, we note your disclosure that you are “a leading digital content platform created for and by Gen Z and millennials.” Please disclose the measure by which you are a “leading” digital content platform. For example, disclose whether you lead by revenues, market share, or some other metric.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 187 of Amendment No. 1 to the Registration Statement to clarify that FaZe is leading in terms of social media reach, with over 350 million fans across all platforms, including those of individual members of FaZe. Additionally, the Company has deleted the reference to “loyalty” from its disclosure as loyalty is not a metric that FaZe tracks internally or otherwise.

United States Securities and Exchange Commission

January 6, 2022

Platform

Audience, page 176

41.	Please amend your disclosure to clarify whether you commissioned the Ypulse survey referenced in this section. If so, please file the consent of Ypulse as an exhibit to your registration statement, or tell us why you believe you are not required to do so. See Section 7 and Rule 436 of the Securities Act.

Response: In response to the Staff’s comment, the Company confirms that the Ypulse survey was not commissioned by FaZe or the Company for use in the Registration Statement and is publicly available on the Ypulse website. Therefore, no consent is required for use of the Ypulse survey.

Monetization

Brand Sponsorship, page 177

42.	We note your disclosure on page 60 that your most important commercial contract is a contract with a global sponsor representing industries including beverages, supplements and energy drinks, and if you fail to renew or replace this key commercial agreement on similar or better terms, you could experience a material reduction in your commercial revenue. In this section, please include a description of the key terms of your material sponsorship agreements, including the agreement referenced on page 60, and file such agreements as exhibits to the registration statement. Please also amend your disclosure to identify this global sponsor. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on page 61 of Amendment No. 1 to the Registration Statement to more clearly reflect the sponsorship arrangement between FaZe and G Fuel LLC (“G Fuel”). The G Fuel arrangement was one of the first of many sponsorship agreements that FaZe is now party to and one of many more that FaZe expects to enter into in the ordinary course of its business. The Company has added disclosure on page 188 of Amendment No. 1 to the Registration Statement to further describe this sponsorship agreement. The Company also confirms that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to FaZe’s arrangement with G Fuel, and has concluded that the agreements relating to the G Fuel sponsorship relationship are not required to be filed as exhibits to the Form S-4.

Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” A key part of FaZe’s strategy is to pursue and enter into sponsorship agreements with brands to collaboratively produce digital content and consumer goods. While the sponsorship with G Fuel was historically important to FaZe’s business, as it represented one of the first sponsorship agreements, it currently represents only one of many sponsorship agreements that FaZe enters into in the ordinary course of its business. FaZe is not “substantially dependent” (as provided in Item 601(b)(10)(ii)(B) of Regulation S-K) on this sponsorship agreement or any of its individual sponsorship agreements, as FaZe does not depend on this or any of its sponsorship agreements financially or otherwise, and it does not account, by itself, for the sale of the major part of FaZe’s products and services. Accordingly, the Company has determined that this agreement is not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission

January 6, 2022

Government Regulation and Compliance, page 182

43.	Please amend your disclosure to briefly describe the specific “laws in the U.S. and abroad” that affect your business, including the relevant laws and regulatory bodies, how each of these laws and regulations affects your business, and a description of any past, current, or potential instances of material noncompliance with any of these laws.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 193-194 of Amendment No. 1 to the Registration Statement.

COVID Impact, page 183

44.	We note your disclosure describing the positive impact of COVID-19 on video game usage and your content creators’ channels, and the negative impact of COVID-19 on Esports as whole. Please amend your disclosure to state whether you expect either or both of these trends to continue in future periods. As a related matter, we note your disclosure that “While the COVID-19 impact impacted primarily our Esports business, because our business does not depend solely on Esports, we were able to drive engagement and brand value across other businesses and improve focus on our content creation,” and that you “have also received important sponsorship deals at our brand level with McDonalds, and General Mills since the start of the pandemic.” Please amend your disclosure to clarify whether you believe your sponsorship deals with McDonalds and General Mills and your ability to drive engagement were directly related to the uptick in video game usage and content creation due to COVID-19, and whether you expect to continue to be able to drive similar engagement and achieve similar sponsorship deals in future periods when the COVID-19 pandemic and related consumer behaviors subside.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 195 of Amendment No. 1 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 184

45.	To give investors more context, particularly with regard to your COVID-19 disclosure, please include a breakdown of the revenue generated by each of your revenue streams comparable to the breakdown included on page F-40.

Response: In response to the Staff’s comment, the Company has included a breakdown of revenue generated by each revenue stream on pages 205 and 207 of Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

January 6, 2022

Key Performance Indicators, page 184

46.	We note that your “Total Reach” metric is computed by combining subscribers on YouTube, Twitter, Instagram, TikTok, and Twitch social media platforms. We also note that an individual subscriber can be a subscriber on all or multiple platforms. Please further explain the limitations of combining all of these social media platforms to derive this metric. To provide investors with more context regarding this metric, please supplement this disclosure by providing the breakdown of subscribers for each of these social media platforms.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 197-198 of Amendment No. 1 to the Registration Statement to further emphasize limitations surrounding combining social media platforms to arrive at “Total Reach.” Specifically, the Company previously disclosed that FaZe’s Total Reach may include the same individual subscriber multiple times if the individual subscribes to FaZe on multiple platforms, but the Company has added disclosure to indicate that Total Reach may inflate actual reach as a result of this limitation.

As requested by the Staff, the Company has also added a breakdown of FaZe’s subscribers by social media platform on page 198 of Amendment No. 1 to the Registration Statement to separately present all subscribers on YouTube, Twitter, Instagram, TikTok, and Twitch social-media platforms.

Further, considering limitations surrounding its key performance indicators, FaZe determined it would be appropriate to remove “Total Network Engagement” because FaZe expects the limitations surrounding this metric will make the metric less useful over time. That is, social media companies do not report engagement data related to certain content, such as Instagram “stories”, that are increasing in popularity, and TikTok, an increasingly popular social media platform, does not report engagement data to FaZe. Therefore, it is possible that “Total Network Engagement” will, over time, not accurately reflect material trends in the actual engagement with the FaZe brand across all methods of engagement for all relevant social media platforms.

47.	We note “Aggregate YouTube Subscribers” metric is the number of subscribers your total talent pool has on YouTube as well as company-operated YouTube channels. We also note that you currently present 86 creators along with their subscribers on the company website. Please supplement your disclosure by disclosing subscribers for company operated YouTube channels and separately subscribers for your talent pool. In addition, please disclose the number of talent pool YouTube channels that are being combined to compute this metric.

Response: In response to the Staff’s comment, the Company has revised its disclosure to separately disclose subscribers to FaZe YouTube channels and subscribers to FaZe talent channels on pages 198-199 of Amendment No. 1 to the Registration Statement.

48.	We note you define Average Revenue per User as your total consolidated GAAP revenues divided by your total Aggregate YouTube Subscribers. We note that Aggregate YouTube Subscribers metric increases only when a subscriber initially follows FaZe or a FaZe talent member on YouTube. Please clarify the difference between a user and a subscriber, and how this metric is impacted by subtractions in your talent pool.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to the Registration Statement to replace references to “users” with references to “fans”. The Company has also updated the “definitions” section of the proxy statement/prospectus, appearing on pages 4, 6, and 7 of Amendment No. 1 to the Registration Statement, to clarify the difference between a FaZe “fan” and a “subscriber.” The Company respectfully advises the Staff that a “fan” refers to anyone who engages with the FaZe brand on social media (e.g., likes a post, views a post, shares a post), and a “subscriber” refers to someone who actively chooses to subscribe, or follow, FaZe and/or the FaZe network on social media. Accordingly, the Company has replaced the “Average Revenue per User (ARPU)” terminology with “Average Revenue per YouTube Subscriber (ARPU)” and has revised the disclosure on page 199 of Amendment No. 1 to the Registration Statement to clarify how this metric is used by FaZe and how it is impacted by additions to or subtractions from FaZe’s talent pool. The Company has added similar clarifying disclosure to the description of “Total Reach” on pages 197-198 of Amendment No. 1 to the Registration Statement. Additionally, the Company has adjusted the “Aggregate YouTube Subscribers” metric on page 199 of Amendment No. 1 to the Registration Statement to show amounts as of December 31, 2020 and December 31, 2019 instead of the amounts previously reported, which were as of January 1, 2020 and January 1, 2019.

United States Securities and Exchange Commission

January 6, 2022

Key Components of Sales and Expenses

Revenue, page 190

49.	We note your disclosure discussing how you generate revenue from your four different revenue types. Please address the following issues:

●	Amend your disclosure to provide additional detail regarding how you generate revenue from your brand and talent sponsorship deals, including a description of the “various promotional vehicles,” how you charge fees for your services under these agreements, and whether and how you receive a share of the talent deals that are made directly with your individual FaZe talent members.

●	Briefly define “cost per view” as it relates to your revenue from Google AdSense.

●	You disclose that “Our Esports revenue consists of league participation revenue, prize money, player transfer fee revenue, and licensing of intellectual property revenue. League participation revenue is generated from prize winnings, advertising, and revenue share payments from our participation in closed Esports leagues.” Please describe the following: (1) how you generate revenue from prize winnings; for example, disclose whether you receive full prize winnings or whether you share these winnings with Esports professionals; (2) describe how you generate revenue from advertising in connection with your Esports events; (3) describe the typical revenue percentage or a range of revenue percentages you receive from your participation in closed Esports leagues.

●	You disclose that “Player transfer fee revenue is earned through player transfer agreements in connection with our talent’s earnings.” Describe the terms of the player transfer agreements, including how you earn revenue from player transfers.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 202-203 of Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

January 6, 2022

Non-GAAP Information, page 193

50.	We note that your Adjusted EBITDA includes adjustments for the past two years for “legal settlement expense” and “legal fees outside of the normal course of business.” Please further explain the types of costs are included in these adjustments and why they have been characterized as non-recurring in nature, considering that they were incurred during each year presented. See Question 102.03 of our Non-GAAP Compliance & Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that FaZe historically removed legal settlements, certain other legal fees, and severance from its calculation of Adjusted EBTIDA for internal planning purposes because these expenses were unpredictable and not considered core to FaZe’s operations. However, FaZe acknowledges that similar expenses have occurred in the last two years and are reasonably likely to recur within two years. Therefore, FaZe no longer adds back these expenses for the purposes of calculating Adjusted EBITDA. FaZe has provided supplemental information about these costs within its supplemental Adjusted EBITDA disclosures on pages 208-209 of Amendment No. 1 to the Registration Statement.

Description of New FaZe Securities

Anti-Takeover Effects of Provisions of the Proposed Charter, the Proposed Bylaws and Applicable Law, page 201

51.	Please add a discussion of the advance notice requirements for nominations for election to New FaZe’s board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings and the limitations on who may call a special meeting in your proposed bylaws. In addition, your disclosure suggests that your proposed charter will waive corporate opportunities, but the charter filed as Annex B does not include such provision. Please revise for consistency.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 224 of Amendment No. 1 to the Registration Statement to include a discussion of the advance notice requirements for nominations for election to New FaZe’s board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings and limitations on who may call a special meeting of stockholders. The Company has revised its disclosure on page 226 of Amendment No. 1 to the Registration Statement to remove the description with respect to the waiver of corporate opportunities.

Beneficial Ownership of Securities, page 211

52.	Please disclose the beneficial ownership of FaZe prior to the business combination. Refer to Item 18(a)(5)(ii) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 228-231 of Amendment No. 1 to the Registration Statement to include the beneficial ownership of FaZe prior to the business combination.

United States Securities and Exchange Commission

January 6, 2022

Certain Relationships and Related Party Transactions

FaZe

Cox Investment Holdings, page 227

53.	We note your disclosure that “On October 24, 2021, Cox entered into a letter agreement with FaZe, pursuant to which, among other things, (i) Cox agreed to convert the Cox note and any additional note purchased by exercising the Cox Right (including the interest thereon) into shares of FaZe common stock immediately prior to Closing.” Please amend your disclosure to provide an estimate of the number of shares of FaZe that will be issued to Cox pursuant to the conversion of the Cox note and, in an appropriate place in your filing, discuss any resulting dilution to shareholders of New FaZe as a result of this conversion.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 245 of Amendment No. 1 to the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 231

54.	We note your disclosure in this section describes only the tax consequences of redemption of BRPM Class A common stock. Please revise your disclosure to discuss the tax consequences of the Business Combination as a whole and file an opinion, as needed. In this regard, we note that Section 9.4 of the Merger Agreement provides that the parties intended that the Business Combination be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Refer to Section III of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that the U.S. federal income tax consequences of the Business Combination are material to the BRPM stockholders. As a result, the Company respectfully notes that it has not included a discussion of such consequences in Amendment No. 1 to the Registration Statement. In the event that, contrary to the intent of the parties, the Business Combination does not qualify as a reorganization under Section 368(a) of the Code, there would be no adverse tax consequence for either BRPM or the BRPM stockholders. The Business Combination will not have the effect for which an opinion of counsel with respect to the material U.S. federal income tax consequences would be required to be filed. We refer to Section III.A.2 of Staff Legal Bulletin No. 19.

In addition, the Company does not believe the reference in Section 9.4 of the Merger Agreement regarding the intended tax treatment of the Business Combination is a representation to BRPM stockholders regarding the tax consequences of the Business Combination to them, nor is the Company aware of any applicable rule or guidance that such a recital of intent would by itself require the delivery of a tax opinion of counsel in connection with Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

January 6, 2022

FaZe Clan Inc. Financial Statements

Consolidated Statement of Operations, page F-33

55.	Please explain why the weighted average number of common shares used to compute your basic and diluted earnings per share for the year ended December 31, 2020 exceeds the number of Class A shares outstanding at both December 31, 2019 and 2020. Please advise or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the weighted average number of common shares used to compute the basic and diluted earnings per share for the year ended December 31, 2020 includes the impact of 718,631 and 36,202 outstanding, fully vested common stock warrants issued by FaZe in 2019 and 2020, respectively, with a weighted average exercise price of $0.01, as disclosed in footnote (9), Employee Warrants and Non-employee Warrants of FaZe’s audited annual financial statements on pages F-80 - F-83. In addition, the Company respectfully refers the Staff to footnote (2) Summary of Significant Accounting Policies - Loss Per Common Share of FaZe’s audited annual financial statements on page F-71, where FaZe discloses that it considered the warrants in which common shares were issuable for little to no consideration outstanding in the context of basic earnings per share and included these warrants in the weighted-average shares of common stock outstanding for the period, in accordance with ASC 260-10-45-13. The Company has also revised its disclosure on page F-71 of Amendment No. 1 to the Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition and Contract Balances, page F-39

56.	We note your revenue recognition policy for “Content” which states the amount of revenue earned is reported to you monthly and is recognized upon receipt of the report of viewership activity. You further state “Payment terms and conditions vary by contract type, but payments are generally due within 30 to 45 days after the end of each month.” Please further clarify the contract types, if the contracts are with customers, or who the parties are to these contracts.

Response: The Company respectfully advises the Staff that FaZe has revised its disclosure on page F-67 of Amendment No. 1 to the Registration Statement to address the Staff’s comment. The Company also respectfully advises the Staff that the contracts under “Content” discussed in FaZe’s financial statements are between FaZe talent and multi-channel networks (“MCNs”) like BentPixels and FullScreen, as well as contracts directly with Google AdSense. FaZe and FaZe talent contract with Google AdSense directly upon set-up of their YouTube channels, and separately contract with other MCNs to promote their content to more relevant advertising partners to maximize revenues from advertising on their respective YouTube channels. For arrangements with and without an MCN, each time a fan views a FaZe-controlled YouTube page, Google will display a relevant advertisement to the fan. If the fan clicks the advertisement, Google pays FaZe or the talent a percentage of what Google charges the advertiser. FaZe has determined that in these contracts, including the arrangements with the MCN, that Google is the customer.

57.	In the Risk factors on page 69 you state “In addition, we also identified a material weakness in regard to inappropriate reliance on service providers for revenue recognition due to lack of evaluation of related SOC 1 reports and/or controls at the related service organizations.” Please explain the reports that are used and how you determined the appropriate transaction price for recording revenue. Refer to ASC 606-10-32.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that FaZe uses reports received from Google AdSense and MCNs that it contracts with that contain advertising revenue amounts by YouTube channel. The transaction price is variable and is determined by Google through its algorithmic process based on demand. FaZe corroborates the information in the reports with cash that is collected from Google, which is collected within 30-45 days of period end.

58.	We note that you recorded contract assets of $1.3M and $2.2M for years ended December 31, 2020 and December 31, 2019, respectively. We also note your policy that contract assets generally consist of arrangements for which you have recognized revenue to the extent it is probable that significant reversal will not occur but do not have a right to invoice as of the reporting date. Please explain the terms of your arrangements under which you have recognized revenue but do not have right to invoice.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that FaZe’s contract asset balances arise from variable consideration arrangements wherein reports and cash payments are received at a 30-45 day lag, and FaZe records an accrual based on estimates, with the numbers only becoming final and representing a right to invoice when the reports are received. In addition to these arrangements, FaZe builds up contract asset balances from its brand sponsorship contracts, wherein revenue is recognized ratably over the term of the period and most often billing occurs quarterly, usually beginning one quarter after the term commences. The disclosure on page F-67 of Amendment No. 1 to the Registration Statement has been revised to reflect this arrangement.

United States Securities and Exchange Commission

January 6, 2022

Loss Per Common Share, page F-43

59.	Please revise the table disclosing your potentially dilutive securities to include the outstanding common stock warrants disclosed in the table on page F-54 of your financial statements or explain why you do not believe this is required.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 718,631 and 36,202 fully vested common stock warrants issued by FaZe in 2019 and 2020, respectively, with a weighted average exercise price of $0.01, were included in the calculation of weighted average number of common shares used to compute the basic and diluted earnings per share for the years ended December 31, 2020 and 2019, as disclosed in footnote (2) Summary of Significant Accounting Policies - Loss Per Common Share of FaZe’s audited annual financial statements on page F-71. As the warrants are already included in the denominator for basic and diluted earnings per share, FaZe excluded such common stock warrants in the table of potentially dilutive securities on page F-71.

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Daniel Shribman, B. Riley Principal 150 Merger Corp.
Tammy Brandt, FaZe Clan Inc.
Skadden, Arps, Slate, Meagher & Flom LLP